15025166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 66651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2014 (MM/DD/YY) AND ENDING 12-31-2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC DBA FinTech Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1530 Dunwoody Village Parkway, Suite 108
(No. and Street)

Atlanta (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB + CO., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities DBA FinTech Securities, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MAKISHA L GANN
Notary Public
Fulton County
State of Georgia
My Commission Expires Jan 17, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNING FIRM

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Technology Securities, LLC
DBA Fintech Securities

We have audited the accompanying financial statements of Financial Technology Securities, LLC DBA Fintech Securities, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of Financial Technology Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial Technology Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Financial Technology Securities, LLC financials statements. The supplemental information is the responsibility of Financial Technology Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDLN@YOLCPA.COM

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

CURRENT ASSETS:		
Cash	$	498,739
Commissions receivable		351,728
Cash deposits with clearing organization		150,000
Total current assets		1,000,467
FURNITURE AND EQUIPMENT		74,499
Less accumulated depreciation		(74,263)
Furniture and equipment - net		236
Other Assets		
Customer List (net of accumulated amortization of $6,220)		96,481
Goodwill		917,768
Total Other Assets		1,014,249
TOTAL	$	2,014,952

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	52,818
Deferred revenue - current		505,641
Total current liabilities		558,459
MEMBER'S EQUITY:		
		1,456,493
TOTAL	$	2,014,952

The accompanying notes are an integral part of these financial statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

COMMISSIONS	$ 3,656,343
OPERATING EXPENSES:	
Commissions and execution	2,303,106
Salaries and wages	771,951
Taxes and licenses	50,784
Legal and professional fees	151,582
Travel and entertainment	115,314
Insurance	78,154
Marketing	55,161
Licenses and permits	36,402
Rent	24,503
Dues and subscriptions	28,376
Office	13,665
Telephone	11,018
Depreciation & amortization	19,289
Postage and delivery	5,016
Printing and reproduction	4,392
Other operating expenses	7,809
Total expenses	$ 3,676,522
Loss before other income <expense>	$ (20,179)
OTHER INCOME <EXPENSE>	
Interest income	2,577
Interest expense	(320)
Charitable contributions	(5,531)
Net other expense	$ (3,274)
NET LOSS	$ (23,453)

The accompanying notes are an integral part of these financial statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBER'S EQUITY, JANUARY 1	$	459,478
Net loss		(23,453)
Increase due to recognition of intangible assets at fair value (see Note 1)		1,020,468
MEMBER'S EQUITY, DECEMBER 31	$	1,456,493

The accompanying notes are an integral part of
these financial statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES		
Net loss	$	(23,453)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization		19,289
Increase in commissions receivable		(22,382)
Increase in goodwill		(917,768)
Increase in customer list - net		(102,700)
Increase in accounts payable and accrued expenses		9,964
Decrease in current deferred revenue		(132,039)
Net cash used by operating activities	$	(1,169,089)
INVESTING ACTIVITY - Purchase of computer equipment		(4,562)
FINANCING ACTIVITY -		
Recognition of intangible assets at fair value (see Note 1)		1,020,468
NET DECREASE IN CASH	$	(1,173,651)
CASH AT BEGINNING OF YEAR		651,922
CASH AT END OF YEAR	$	(521,729)
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	320

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Technology Securities, LLC DBA Fintech Securities (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has singed a specific guarantee.

On September 12, 2014, Innovest Systems, Inc of 110 Leroy Street, New York, NY acquired 100% of FinTech Securities.

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

The Company's parent files income tax returns in the U.S. in both federal and state jurisdiction. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011.

Acquisition of Intangible Assets

The Company recognized goodwill and a client list in 2014 in connection with the Company's acquisition by Innovest Systems, Inc.

Goodwill

Goodwill is initially measured based on its fair value on the date of acquistion. Goodwill is tested annually for impairment. No impairment in goodwill was determined for the period from its acquisition through December 31, 2014.

Depreciation and Amortization

Depreciation is computed on the same basis that the Company uses for its partnership income tax returns, on a tax basis. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to seven years. The difference between the tax basis used and depreciation in accordance with generally accepted accounting principles was deemed immaterial. The client list is initially measured based on its fair value on the date of acquisition. The client list is being amortized on a straight-line basis over a period of 5 years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. COMMISSIONS RECEIVABLE

Commission revenue is derived from the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Commissions receivable for the year ended December 31, 2014 was $351,728.

3. DEFERRED REVENUE

Certain customers have prepaid commissions. These payments are recognized as revenue on a pro rata basis when the commission is actually earned by the Company. The prepayments are reflected as deferred revenue. Deferred revenue for the year ended December 31, 2014 was $505,641.

4. COMMITMENTS AND CONTINGENCIES

The Company has obligations under operating leases with initial non-cancelable terms expiring in 2017. Aggregate annual rentals for office space at December 31, 2014 are as listed below:

Year Ending December 31:		
2015		27,392
2016		28,216
2017		19,183
	$	74,791

Rent expense for the year ended December 31, 2014 was $24,503.

The accompanying notes are an integral part of these financial statements.

5. GUARANTEES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2014 the Company experienced no material net losses as result of the indemnity.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $439,008, which was $401,777 in excess of its required net capital of $37,231. The Company's percentage of aggregate indebtedness to net capital was 127.21%.

7. RELATED PARTY TRANSACTIONS

The sole member's compensation was $186,375 for the year ended December 31, 2014 which is included on the statement of operations as salaries and wages.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

	SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 1,456,493
DEDUCTIONS AND/OR CHARGES:	
Non-allowable asset - Furniture and equipment - net	(236)
Non-allowable asset - goodwill and customer list	(1,014,249)
Net capital before haircuts on securities positions	$ 442,008
HAIRCUTS ON 15c3-1(f) SECURITIES - Money market fund	(3,000)
NET CAPITAL	$ 439,008
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	52,818
Deferred revenue	505,641
Total aggregate indebtedness	558,459
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required (6-2/3% of indebtedness)	37,231
Excess net capital	$ 401,777
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	383,162
Percentage of aggregate indebtedness to net capital	127.21%

There is no difference in the net capital reported above, and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2014

The accompanying notes are an integral part of these financial statements.

FINANCIAL TECHNOLOGY SECURITIES, LLC
DBA FINTECH SECURITIES

(A LIMITED LIABILITY COMPANY)
December 31, 2014

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

The accompanying notes are an integral part of these financial statements.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Technology Securities, LLC
DBA Fintech Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Financial Technology Securities, LLC DBA Fintech Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Technology Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Financial Technology Securities, LLC stated that Financial Technology Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Technology Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Technology Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDLN@VOLCPA.COM

Financial Technology Securities, LLC

DBA FinTech Securities

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of FinTech Securities (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(ii) of such Rule) as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and who promptly transmits all customer funds and securities to the clearing broker.

FinTech Securities

Jack Curran

President

WJB & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Financial Technology Securities, LLC
DBA Fintech Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Financial Technology Securities, LLC DBA Fintech Securities (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Athens, Georgia
February 25, 2015

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*********2205*********************MIXED AADC 220
066651 FINRA DEC
FINANCIAL TECHNOLOGY SECURITIES LLC
FINTECH SECURITES
1530 DUNWOODY VILLAGE PKWY STE 108
ATLANTA GA 30338-4100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Jack Curran (770) 396-2256

2. A. General Assessment (item 2e from page 2)		$ 8,885
B. Less payment made with SIPC-6 filed (exclude interest) 7/22/2014 Date Paid		(4,887)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		3,998
E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,998
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,998	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTech Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,658,922
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	34,866
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	69,872
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	104,738
2d. SIPC Net Operating Revenues	$ 3,554,184
2e. General Assessment @ .0025	$ 8,885
	(to page 1, line 2.A.)